Exhibit 99.1

PRELIMINARY NOTE

The unaudited condensed Consolidated Financial Statements for the three-month period ended March 31, 2021, included herein, have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). The Consolidated Financial Statements are presented in euros. All references in this interim report to “$,” and “U.S. dollars” mean U.S. dollars and all references to “€” and “euros” mean euros, unless otherwise noted.

This interim report, including “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and Section 27A of the Securities Act. All statements other than present and historical facts and conditions contained in this interim report, including statements regarding our future results of operations and financial position, business strategy, plans and our objectives for future operations, are forward-looking statements. When used in this interim report, the words “anticipate,” “believe,” “can,” “could,” “estimate,” “expect,” “intend,” “is designed to,” “may,” “might,” “plan,” “potential,” “predict,” “objective,” “scheduled,” “should,” “will” or the negative of these and similar expressions identify forward-looking statements. Actual results, performance or events may differ materially from those projected in any forward-looking statement. Factors that may cause actual results to differ from those in any forward-looking statement include, without limitation: the severity and duration of the evolving COVID-19 pandemic and the resulting impact on macro-economic conditions; inconclusive clinical trial results or clinical trials failing to achieve one or more endpoints, early data not being repeated in ongoing or future clinical trials, failures to secure required regulatory approvals, disruptions from failures by third-parties on whom we rely in connection with our clinical trials, delays or negative determinations by regulatory authorities, changes or increases in oversight and regulation; increased competition; manufacturing delays or problems, inability to achieve enrollment targets, disagreements with our collaboration partners or failures of collaboration partners to pursue product candidates, legal challenges, including product liability claims or intellectual property disputes, commercialization factors, including regulatory approval and pricing determinations, disruptions to access to raw materials or starting material, proliferation and continuous evolution of new technologies; disruptions to Immatics’ business; management changes; dislocations in the capital markets; and other important factors described under “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in our Annual Report on Form 20-F filed with the Securities and Exchange Commission on March 30, 2021 and under “Risk Factors” in this interim report. As a result of these factors, we cannot assure you that the forward-looking statements in this interim report will prove to be accurate. Furthermore, if our forward-looking statements prove to be inaccurate, the inaccuracy may be material. In light of the significant uncertainties in these forward-looking statements, you should not regard these statements as a representation or warranty by us or any other person that we will achieve our objectives and plans in any specified time frame or at all. We undertake no obligation to publicly update any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

The Immatics logo , XPRESIDENT®, ACTengine®, ACTallo®, ACTolog®, XCEPTOR™, TCER™, AbsQuant™, IMADetect™ and other trademarks or service marks of Immatics appearing in this interim report are the property of the company. Solely for convenience, some of the trademarks, service marks, logos and trade names referred to in this interim report are presented without the ® and ™ symbols, but such references are not intended to indicate, in any way, that we will not assert, to the fullest extent under applicable law, our rights or the rights of the applicable licensors to these trademarks, service marks and trade names. This interim report contains additional trademarks, service marks and trade names of others. All trademarks, service marks and trade names appearing in this interim report are, to our knowledge, the property of their respective owners. We do not intend our use or display of other companies’ trademarks, service marks, copyrights or trade names to imply a relationship with, or endorsement or sponsorship of us by, any other companies.

As used in this interim report, the terms “Immatics,” “we,” “our,” “us,” “the Group” and “the Company” refer to Immatics N.V. and its subsidiaries, taken as a whole, unless the context otherwise requires. The unaudited condensed consolidated financial statements and Management’s Discussion & Analysis of Financial Condition and Results of Operations in this interim report are related to Immatics N.V. and its German subsidiary Immatics Biotechnologies GmbH as well as its U.S. subsidiary Immatics U.S. Inc.

Unaudited Condensed Consolidated Statement of Financial Position of Immatics N.V.

		As of
	Notes	March 31, 2021	December 31, 2020
		(Euros in thousands)
Assets
Current assets
Cash and cash equivalents		195,333	207,530
Other financial assets	14	21,322	24,448
Accounts receivable		575	1,250
Other current assets	5	4,766	5,763

Total current assets		221,996	238,991
Non-current assets
Property, plant and equipment	9	7,981	7,868
Intangible assets	9	920	914
Right-of-use assets	9	6,286	6,149
Other non-current assets		589	724

Total non-current assets		15,776	15,655

Total assets		237,772	254,646

Liabilities and shareholders’ deficit
Current liabilities
Provisions	10	971	51
Accounts payable		10,304	10,052
Deferred revenue	6	53,334	46,600
Lease liabilities		1,978	1,881
Other current liabilities	11	1,416	2.025

Total current liabilities		68,003	60,609
Non-current liabilities
Deferred revenue	6	71,707	85,475
Lease liabilities		4,375	4,306

Total non-current liabilities		76,082	89,781
Shareholders’ equity
Share capital		629	629
Share premium		581,643	573,339
Accumulated deficit		(483,851)	(462,253)
Other reserves		(4,734)	(7,459)

Total shareholders’ equity		93,687	104,256

Total liabilities and shareholders’ equity		237,772	254,646

The accompanying notes are an integral part of these condensed consolidated financial statements.

Unaudited Condensed Consolidated Statement of Loss of Immatics N.V.

		Three months ended March 31,
	Notes	2021	2020
		(Euros in thousands, except share and per share data)
Revenue from collaboration agreements	6	7,403	7,040
Research and development expenses		(23,049)	(12,246)
General and administrative expenses		(8,431)	(6,188)
Other income		239	113

Operating result		(23,838)	(11,281)
Financial income		3,464	2,730
Financial expenses		(1,224)	(29)

Financial result	7	2,240	2,701

Loss before taxes		(21,598)	(8,580)
Taxes on income		—	—

Net loss		(21,598)	(8,580)
Attributable to:
Equity holders of the parent		(21,598)	(8,306)
Non-controlling interest		—	(274)

Net loss		(21,598)	(8,580)

Net loss per share—basic and diluted		(0.34)	(0.25)
Weighted average shares outstanding—basic and diluted		62,908,791	33,093,838

The accompanying notes are an integral part of these condensed consolidated financial statements.

Unaudited Condensed Consolidated Statement of Comprehensive Loss of Immatics N.V.

		Three months ended March 31,
	Notes	2021	2020
		(Euros in thousands)
Net Loss		(21,598)	(8,580)
Other comprehensive loss
Items that may be reclassified subsequently to profit or loss, net of tax		—	—
Currency translation differences from foreign operations		2,725	(692)

Total comprehensive loss for the period		(18,873)	(9,272)
Attributable to:
Equity holders of the parent		(18,873)	(8,998)
Non-controlling interest		—	(274)

Total comprehensive loss for the period		(18,873)	(9,272)

The accompanying notes are an integral part of these condensed consolidated financial statements.

Unaudited Condensed Consolidated Statement of Cash Flows of Immatics N.V.

	Three months ended March 31,
	2021	2020
	(Euros in thousands)
Cash flows from operating activities
Loss before taxation	(21,598)	(8,580)
Adjustments for:
Interest income	(49)	(319)
Depreciation and amortization	1,094	1,048
Interest expense	70	28
Equity settled share-based payment	8,304	39
MD Anderson compensation expense	—	37
Increase in other liabilities resulting from share appreciation rights	—	689
Net foreign exchange differences	318	(786)
Changes in working capital
Decrease in accounts receivable	676	625
(Increase) decrease in other assets	1,207	(372)
(Increase) in accounts payable and other current liabilities	(6,645)	(3,990)
Interest received	36	159
Interest paid	(70)	(28)

Net cash provided by/(used in) operating activities	(16,657)	(11,450)

Cash flows from investing activities
Payments for property, plant and equipment	(565)	(2,382)
Cash paid for investments classified in Other financial assets	(21,322)	(32,859)
Cash received from maturity of investments classified in Other financial assets	24,448	16,023
Payments for intangible assets	(6)	(5)
Proceeds from disposal of property, plant and equipment	4	—

Net cash provided by/(used in) investing activities	2,559	(19,223)

Cash flows from financing activities
Payments for leases	(482)	(611)

Net cash provided by/(used in) financing activities	(482)	(611)

Net decrease in cash and cash equivalents	(14,580)	(31,284)

Cash and cash equivalents at beginning of period	207,530	103,353

Effects of exchange rate changes on cash and cash equivalents	2,383	133

Cash and cash equivalents at end of period	195,333	72,202

The accompanying notes are an integral part of these condensed consolidated financial statements.

Unaudited Condensed Consolidated Statement of Changes in Shareholders’ equity (deficit) of Immatics N.V.

(Euros in thousands)	Notes	Share capital	Share premium	Accumulated deficit	Other reserves	Total equity (deficit) attributable to shareholders of the parent	Non-controlling interest	Total share- holders’ equity (deficit)
Balance as of January 1, 2020		1,164	190,945	(233,194)	(770)	(41,855)	1,020	(40,835)
Other comprehensive loss		—	—	—	(692)	(692)	—	(692)
Net loss		—	—	(8,306)	—	(8,306)	(274)	(8,580)
Comprehensive loss for the year		—	—	(8,306)	(692)	(8,998)	(274)	(9,272)
Equity-settled tandem awards	12	—	39	—	—	39	—	39
MD Anderson milestone compensation expense		—	—	—	—	—	37	37

Balance as of March 31, 2020		1,164	190,984	(241,500)	(1,462)	(50,814)	783	(50,031)

Balance as of January 1, 2021		629	573,339	(462,253)	(7,459)	104,256	—	104,256
Other comprehensive loss		—	—	—	2,725	2,725	—	2,725
Net loss		—	—	(21,598)	—	(21,598)	—	(21,598)
Comprehensive loss for the year		—	—	(21,598)	2,725	(18,873)		(18,873)
Equity-settled share-based compensation	12	—	8,304	—	—	8,304	—	8,304

Balance as of March 31, 2021		629	581,643	(483,851)	(4,734)	93,687	—	93,687

The accompanying notes are an integral part of these condensed consolidated financial statements.

Notes to the Unaudited Condensed Consolidated Financial Statements of Immatics N.V.

1. Group information

Immatics N.V, together with its German subsidiary Immatics Biotechnologies GmbH and its U.S. subsidiary, Immatics US Inc., (“Immatics” or “the Group”) is a biotechnology group that is primarily engaged in the research and development of T cell redirecting immunotherapies for the treatment of cancer. Immatics N.V., a Dutch public limited liability company, was converted on July 1, 2020 from Immatics B.V., a Dutch company with limited liability. Immatics Biotechnologies GmbH and Immatics US Inc. became subsidiaries of Immatics N.V. as part of the ARYA Merger on July 1, 2020. Immatics N.V is registered with the commercial register at the Netherlands Chamber of Commerce under RSIN 861058926 with a corporate seat in Amsterdam and is located at Paul-Ehrlich Str. 15 in 72076 Tübingen, Germany. Prior to July 1, 2020, Immatics N.V. was a shell company with no active trade or business or subsidiaries and all relevant assets and liabilities as well as income and expenses were borne by Immatics Biotechnologies GmbH and its U.S. subsidiary Immatics US, Inc. Therefore, the comparable financial results for the three months ended March 31, 2020 represent consolidated financial results of Immatics Biotechnologies GmbH

These interim condensed consolidated financial statements of the Group for the three months ended March 31, 2021 were authorized for issue by the Management Board of Immatics N.V. on May 18, 2021.

2. Significant events and changes in the current reporting period

The Group was affected by the following events or transactions during the three months ended March 31, 2021.

COVID-19

In December 2019, a novel strain of coronavirus (“COVID-19”) emerged in Wuhan, China. While initially concentrated in China, spread of the outbreak is now worldwide. On January 30, 2020, the World Health Organization declared the outbreak a pandemic and a global emergency. In response, many countries and businesses still institute travel restrictions, quarantines, and office closures. The extent of the pandemic and governmental responses may impact our ability to obtain raw materials and equipment used for research and development, obtain sufficient additional funds to finance our operations, and conduct clinical trials, any of which could materially and adversely affect our business.

Management continues to monitor the situation and enacted significant measures to protect the Group’s supply chain, employees, and the execution of clinical trials. To date, the pandemic has resulted in a slowdown in activities related to the Group’s laboratory operations and at some of its suppliers. The ongoing spread of COVID-19 may also negatively impact the Group’s ability to conduct clinical trials, including potential delays and restrictions on the Group’s ability to recruit and retain patients, and the availability of principal investigators and healthcare employees. COVID-19 could also affect the operations of contract research organizations, which may also result in delays or disruptions in the supply of product candidates. Immatics continues to expand its clinical programs with additional clinical trial sites opening in the U.S. and in Europe. Given the ongoing vaccination programs both in the U.S. and in Europe we currently do not expect significant negative impacts on the Group’s activities in the future.

3. Significant accounting policies

Basis of presentation

The interim condensed consolidated financial statements of the Group as of March 31, 2021 and for the three months ended March 31, 2021 and 2020 have been prepared in accordance with International Accounting Standard 34 (“Interim Financial Reporting”), as issued by the International Accounting Standards Board (“IASB”).

The interim condensed consolidated financial statements do not include all the information and disclosures required in the annual financial statements and should be read in conjunction with the Group’s annual financial statements for the year ended December 31, 2020, which have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the IASB, taking into account the recommendations of the International Financial Reporting Standards Interpretations Committee (“IFRS IC”).

The interim condensed consolidated financial statements are presented in Euros. Amounts are stated in thousands of Euros, unless otherwise indicated.

The accounting policies adopted in the preparation of the interim condensed consolidated financial statements are consistent with those followed in the preparation of the Group’s annual consolidated financial statements for the year ended December 31, 2020. The new and amended standards and interpretations applied for the first time as of January 1, 2021, as disclosed in the notes to the consolidated financial statements for the year ended December 31, 2020, had no impact on the interim condensed consolidated financial statements of the Group for the three months ended as of March 31, 2021.

The Group had a non-controlling interest, representing approximately 3.96% of the Group’s Immatics US, Inc. subsidiary as of March 31, 2020 held by MD Anderson. On July 1, 2020 and as part of the ARYA Merger, this non-controlling interest in Immatics US, Inc. was exchanged for ordinary shares in Immatics N.V.

4. Segment information

The Group manages its operations as a single segment for the purposes of assessing performance and making operating decisions. The Group’s focus is on the research and development of T cell redirecting immunotherapies for the treatment of cancer. The Chief Executive Officer is the chief operating decision maker who regularly reviews the consolidated operating results and makes decisions about the allocation of the Group’s resources.

5. Other current assets

	As of
	March 31, 2021	December 31, 2020
	(Euros in thousands)
Grant receivable	736	875
Prepaid expenses	2,318	2,389
Positive market value forward contract	—	914
Value added tax receivable	863	798
Other assets	849	787

Other current assets	4,766	5,763

The Group recognizes receivables for government grants, when it is reasonably assured that the grant will be received, and all contractual conditions have been complied with. As of March 31, 2021, and December 31, 2020, no receivables were considered impaired.

Prepaid expenses include prepaid insurance expenses of €0.6 million as of March 31, 2021 and €1.0 million as of December 31, 2020. The Group paid €0.5 million as of March 31, 2021 and €0.5 million as of December 31, 2020 of incremental cost for the successful arrangement of the Celgene Switzerland LLC (“BMS”) and Genmab A/S (“Genmab”) collaboration agreements.

Additionally, prepaid expenses include expenses for licenses and software of €0.6 million as of March 31, 2021 and €0.6 million as of December 31, 2020. The remaining amount is related to prepaid maintenance expenses.

Other assets include receivables from capital gains tax of €0.5 million as of March 31, 2021 and €0.4 million as of December 31, 2020. The remaining amount is related to deposits.

6. Revenue from collaboration agreements

The Group earns revenue through strategic collaboration agreements with third party pharmaceutical and biotechnology companies. As of March 31, 2021, the Group had four strategic collaboration agreements in place. All collaboration agreements are still at pre-clinical stage. During the three months ended March 31, 2021, the Group did not enter into any new collaboration agreements.

The Group earned revenue from collaboration agreements from the following collaborators during the three months ended March 31, 2021 and 2020:

	Three months ended March 31,
	2021	2020
	(Euros in thousands)
Amgen	257	2,150
Genmab	2,236	2,015
BMS	3,293	2,422
GSK	1,617	453

Total	7,403	7,040

As of March 31, 2021, the Group has not recognized any royalty or milestone revenue under the collaboration agreements, due to the scientific uncertainty of achieving the milestones or the successful commercialization of a product. As of March 31, 2021, Immatics had not received any milestone or royalty payments in connection with the collaboration agreements. The Group plans to recognize the remaining deferred revenue balance into revenue as it performs the related performance obligations under each contract. Deferred revenue related to the collaboration agreements consists of the following as of March 31, 2021 and December 31, 2020:

	As of
	March 31, 2021	December 31, 2020
	(Euros in thousands)
Current	53,334	46,600
Non-current	71,707	85,475

Total	125,041	132,075

The Group recognized expenses related to the amortization of capitalized cost of obtaining a contract of €0.1 million and €0.1 million for the three months ended March 31, 2021 and March 31, 2020.

7. Financial result

Financial income and financial expenses consist of the following:

	Three months ended March 31,
	2021	2020
	(Euros in thousands)
Interest income from short-term deposits	49	319
Foreign currency gains	3,401	2,411
Gain on other financial instruments	14	—

Financial income	3,464	2,730
Interest expenses	(105)	(28)
Foreign currency losses	(18)	(2)
Losses on other financial instruments	(1,101)	—

Financial expenses	(1,224)	(29)

Financial result	2,240	2,701

Foreign currency gains mainly consist of unrealized gains in connection with our USD holdings.

Losses on other financial instruments consist of losses from unrealized currency forward contracts.

8. Income Tax

During the three months ended March 31, 2021 and 2020, the Group generated losses in both Germany and the U.S. During the three months ended March 31, 2021 and 2020, the Group’s German operations were subject to a statutory tax rate of 29.1%. In the U.S., the Group was subject to a corporate income tax rate of 21% during the three months ended March 31, 2021 and 2020.

As of March 31, 2021, and December 31, 2020, no deferred tax assets have been recognized in respect of these losses, due to the uncertainty of the Group’s ability to generate taxable profits in the foreseeable future. The current assessment regarding the usability of deferred tax assets may change, depending on the Group’s taxable income in future years, which could result in the recognition of deferred tax assets This may result in higher or lower deferred tax assets related to tax losses carried forward.

Due to the ARYA Merger described in Note 3 of the Group’s annual financial statements for the year ended December 31, 2020, there are certain limitations on tax losses carried forward for net operating losses incurred by Immatics US, Inc., under Section 382 of the U.S. Internal Revenue Code.

9. Property, plant and equipment and Right-of-use assets

During the three months ended March 31, 2021 and March 31, 2020, the Group acquired property, plant and equipment in the amount of €0.6 million and €1.7 million, respectively.

During the three months ended March 31, 2021, new leases and extensions to existing lease agreements resulted in an increase in right-of-use assets and corresponding lease liability in the amount of €0.5 million, mainly due to the commencement of a lease agreement of an additional office floor in Tübingen, Germany and an extended facility contract in München, Germany. The future lease payments for these lease contracts are approximately €0.1 million for the remainder of year 2021, €0.4 million within one to five years and € 0.1 million fiscal years after 2025.The Group used its incremental borrowing rate (“IBR”) to calculate the initial lease liability.

10. Provisions

Provisions consisted of the following as of March 31, 2021 and December 31, 2020:

	As of
	March 31, 2021	December 31, 2020
	(Euros in thousands)
Other provision	50	51
Provision for bonuses	921	—

Total provisions	971	51

These amounts include provisions for the Group’s annual employee bonuses, which are due to be paid each December. These amounts are classified as a provision as of March 31, 2021, because the amount to be paid is uncertain.

11. Other current liabilities

Other current liabilities consisted of the following as of March 31, 2021 and December 31, 2020.

	As of
	March 31, 2021	December 31, 2020
	(Euros in thousands)
Payroll tax	363	1,185
Accrual for vacation	794	525
Accrued bonuses	—	154
Other	259	161

Total	1,416	2,025

12. Share-based payments

Immatics Biotechnologies GmbH previously issued share-based awards to employees under two different plans. Under the Immatics Biotechnologies GmbH Stock Appreciation Program 2010 (the “2010 Plan”), the Company issued stock appreciation rights (“SARs”), which the Group accounted for as cash-settled awards. Under the Immatics Biotechnologies 2016 Equity Incentive Plan (“2016 Plan”), the Company issued tandem awards, which contained the possibility to function as either a SAR or a stock option.

The Group accounted for awards issued under the 2016 Plan, which were redeemable in either cash or equity shares at the Group’s discretion, as equity settled.

For the three months ended March 31, 2020, Immatics recognized €0.7 million expenses in connection with the 2010 and 2016 Plan, of which €0.66 million and €0.04 million relate to cash and equity settled awards, respectively.

Prior to the ARYA Merger, Immatics N.V. established the new equity incentive plan (“2020 Equity Plan”). As part of the ARYA Merger, all outstanding awards under the 2010 Plan and 2016 Plan were replaced by a combination of cash payments and share-based awards under the 2020 Equity Plan in Immatics N.V. Under the 2020 Plan, management and employees have been granted different types of options.

As part of the replacement, active employees and management members received stock options (“Matching Stock Options”) to acquire shares in Immatics N.V. The Matching Stock Options have an exercise price of $10.00 and vest in full on July 31, 2021. The award recipient must remain employed by Immatics or one of its affiliates through the vesting date, to receive the option. The awards have a ten-year contract life.

Matching Stock Options outstanding as of March 31, 2021:

	2021
	Weighted average exercise price in USD	Number
Matching Stock Options outstanding on January 1,	10.00	1,422,556
Matching Stock Options forfeited	10.00	2,860
Matching Stock Options outstanding on March 31,	10.00	1,419,696
Matching Stock Options vested	10.00	38,702
Weighted average remaining contract life (years)	9.25

For any outstanding 2016 Plan and 2010 Plan awards scheduled to vest on or after January 1, 2021, employees received replacement stock options (“Converted Options”) to acquire shares in Immatics N.V. The Converted Options have comparable terms as previous awards, with revised exercise prices reflecting the reorganized capital structure of Immatics. The options granted under the 2020 Equity Plan that gives employees the right to acquire shares in Immatics N.V., are accounted for as a modification under IFRS 2, with the incremental fair value expensed over the remaining vesting period.

The incremental fair value is the difference between the fair value of the options to purchase ordinary shares under the 2020 Equity Plan to acquire shares in Immatics N.V., and the fair value of the exchanged unvested SAR (both measured at the date on which the replacement award is issued).

Based on the terms of the Converted Options award agreements, the awards had a service commencement date in June 2020. However, the grant date criteria for these awards, as specified in IFRS 2 and the underlying award agreements, were not met until July 1, 2020.

Converted Options outstanding as of March 31, 2021:

	2021
	Weighted average exercise price in USD	Number
Converted Options outstanding on January 1,	2.58	594,844
Converted Options forfeited	1.13	2,511
Converted Options exercised	1.13	234
Converted Options outstanding on March 31,	2.58	592,099
Converted Options vested	2.51	51,811
Weighted average remaining contract life (years)	6.76

Under the 2020 Plan, Immatics also issues employee stock options with a service requirement (“Service Options”), to acquire shares of Immatics N.V. The service-based options will vest solely on a four-year time-based vesting schedule. These Service Options are granted on a recurring basis.

The Company granted Service Options on March 30, 2021 which were accounted for using a fair value of $8.42. Immatics applied a Black Scholes pricing model to estimate the fair value of the Service Options.

As of March 30, 2021
Exercise price in USD	$11.68
Underlying share price in USD	$11.68
Volatility	85.77%
Time period (years)	6.1
Risk free rate	1.17%
Dividend yield	0.00%

Service Options outstanding as of March 31, 2021:

	2021
	Weighted average exercise price in USD	Number
Service Options outstanding on January 1,	9.87	1,910,182
Service Options granted in March,	11.68	90,325
Service Options forfeited	10.00	6,006
Service Options outstanding on March 31,	9.94	1,994,501
Service Options vested	—	—
Weighted average remaining contract life (years)	9.61

In addition, after the closing of the ARYA Merger certain executive officers and key personnel of the Group received under the 2020 Equity Plan performance-based options (“PSUs”), vesting based on both the achievement of market capitalization milestones and satisfaction of a four-year time-based vesting schedule. The PSUs are split into three equal tranches. The performance criteria for each of the three respective tranches requires Immatics to achieve a market capitalization of at least $1.5 billion, $2 billion and $3 billion, respectively.

A Monte-Carlo simulation model has been used to measure the fair value at grant date of the PSUs. This model incorporates the impact of the performance criteria regarding market capitalization described above in the calculation of the award’s fair value at grant date.

There were no PSUs granted during the three months ended March 31, 2021.

PSUs outstanding as of March 31, 2021:

	2021
	Weighted average exercise price in USD	Number
PSUs outstanding on January 1,	10.00	3,644,000
PSUs forfeited	—	—
PSUs outstanding on March 31,	10.00	3,644,000
PSUs vested	—	—
Weighted average remaining contract life (years)	9.36

The Group recognized total employee-related share-based compensation expense, during the three months ended March 31, 2021 and 2020 as set out below:

	Three months ended March 31,
	2021	2020
	(Euros in thousands)
Research and development expenses	4,898	441
General and administrative expenses	3,406	287

Total share-based compensation	8,304	728

The increase in share-based compensation expense is attributable to replacement awards issued under the 2020 Equity Plan for the outstanding awards under the 2010 Plan and 2016 Plan and the new awards issued under the 2020 Equity Plan, as described above.

13. Related party disclosures

During the three months ended March 31, 2021 the Group did not enter into any new related-party transactions with its key management personnel or with related entities.

14. Financial Instruments

Set out below are the carrying amounts and fair values of the Group’s financial instruments that are carried in the interim condensed consolidated financial statements.

Euros in thousands		Carrying amount		Fair value
	IFRS 9	March 31, 2021	December 31, 2020	March 31, 2021	December 31, 2020
Financial assets
Short-term deposits*	At fair value through profit or loss (FVTPL)	21,322	24,448	21,322	24,448
Positive market value forward contracts*	At fair value through profit or loss (FVTPL)	—	914	—	914
Accounts receivable	other financial assets at amortized cost	575	1,250	575	1,250
Other current/non-current assets	other financial assets at amortized cost	1,712	1,586	1,712	1,586

Total financial assets**		23,609	28,198	23,609	28,198

Financial liabilities
Accounts payable	other financial liabilities at amortized cost	10,304	10,052	10,304	10,052
Negative market value forward contracts*	At fair value through profit or loss (FVTPL)	186	—	186	—
Other current liabilities	other financial liabilities at amortized cost	1,230	2,025	1,230	2,025

Total financial liabilities		11,720	12,077	11,720	12,077

*

Short-term deposits” are classified within Other financial assets. “Positive market value forward contract” are classified in other current assets. “Negative market value forward contracts” are classified in other current liabilities.

**	Financial assets, other than cash and cash equivalents.

The carrying value of financial instruments, such as cash and cash equivalents, deposits, accounts receivable and accounts payable approximate their fair value based on the short-term maturities of these instruments. The fair values of the financial assets and liabilities are included at the amount at which the instrument could be exchanged in a current transaction between willing parties, other than in a forced or liquidation sale.

The following methods and assumptions were used to estimate the fair values: All financial assets, except for derivatives, which are categorized Level 2, are categorized Level 1 and therefore are valued using quoted (unadjusted) market prices. Except for derivatives, which are categorized Level 2, all other financial liabilities are also categorized Level 1.

15. Events occurring after the reporting period

The Company evaluated subsequent events for recognition or disclosure through May 18, 2021 and did not identify material subsequent events.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND

RESULTS OF OPERATIONS

The following discussion and analysis is based on the financial information of Immatics N.V, together with its German subsidiary Immatics Biotechnologies GmbH and its U.S. subsidiary, Immatics US, Inc. (“Immatics”, the “Company”, the “Group”, “we”, “our”).You should read the following discussion and analysis of our financial condition and results of operations together with our unaudited interim condensed consolidated financial statements for the three months period ended March 31, 2021 and 2020 included in this interim report. You should also read our operating and financial review and prospect and our Consolidated Financial Statements for fiscal year 2020, and the notes thereto, in our Annual Report on Form 20-F filed with the SEC on March 30, 2021. The following discussion is based on the financial information of Immatics prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board, which may differ in material respects from generally accepted accounting principles in other jurisdictions, including U.S. generally accepted accounting principles.

Overview

We are a clinical-stage biotechnology company dedicated to the development of T cell receptor (“TCR”)-based immunotherapies for the treatment of cancer. Our focus is the generation of novel therapeutic options for solid tumor patients. Solid tumors constitute the majority of all cancers, and relapsed and/or refractory solid tumor patients have an unmet medical need. We believe that by identifying true cancer targets and the right TCRs, we will be well positioned to transform current solid tumor treatment paradigms by delivering cellular and bispecific product candidates that have the potential to improve the lives of cancer patients.

One of the challenges of effectively treating solid tumors is the lack of cancer-specific targets. By utilizing TCR-based therapeutics, we are capable of directing T cells not only to targets on the surface of the cancer cell, but also to intracellular cancer targets that are not accessible through classical antibody-based or CAR-T therapies. We have developed a suite of proprietary technologies to identify what we refer to as “true targets” and “right TCRs.” True targets are (i) naturally occurring at significant levels on native tumor tissue, and (ii) highly specific to cancer cells. Right TCRs are (i) high-affinity TCRs, and (ii) highly specific to the respective cancer target, with no or minimized cross-reactivities to healthy tissues.

We believe that the elucidation of these targets provides us the opportunity to develop a pipeline of novel TCR-based product candidates that generate a meaningful therapeutic impact on the lives of cancer patients by going beyond an incremental clinical benefit. We are developing our targeted immunotherapy product candidates through two distinct treatment modalities: Adoptive Cell Therapies (“ACT”) and antibody-like Bispecifics. Each is designed with distinct attributes to produce the desired therapeutic effect for patients at different disease stages and with different types of tumors. Our current proprietary pipeline comprises seven therapeutic programs, three of which are being evaluated in clinical trials. In addition, we are collaborating with world-leading partners, including Amgen Inc. (“Amgen”), Genmab A/S (“Genmab”), Bristol-Myers Squibb (“BMS”) and GlaxoSmithKline plc (“GSK”), to develop ten additional therapeutic programs covering ACT and Bispecifics.

Since our inception, we have focused on developing our technologies and executing our preclinical and clinical research programs with the aim to deliver the power of T cells to cancer patients. We do not have any products approved for sale. We have funded our operations primarily through equity financing and, to a lesser extent, through upfront payments from our collaborators.

We have assembled a team of approximately 285 employees.

We have raised approximately €590 million in total through licensing payments from our collaborators and through private and public placements of securities including the proceeds from the ARYA Merger and the PIPE Financing that closed on July 1, 2020. We are holding Cash and cash equivalents as well as other financial assets of €216.7 million as of March 31, 2021. These will be used for general corporate purposes and provide a cash reach into 2023.

Since our inception, we have incurred net losses, which have been significant in recent periods. We expect to continue to incur significant expenses and increasing net losses for the foreseeable future as we continue our research and development efforts and seek to obtain regulatory approval for and commercialize our product candidates. Our future profitability will be dependent upon the successful development, approval and commercialization of our product candidates and achieving a level of revenues adequate to support our cost structure. We may never achieve profitability and, unless and until we do, we will continue to need to raise additional capital. Our net losses may fluctuate significantly from period to period and year to year.

Recent Developments

Business Impact of the COVID-19 Pandemic

Our operations, similar to those of other life sciences companies, have been impacted by the COVID-19 pandemic. The extent of the pandemic and governmental responses may impact our ability to obtain raw materials and equipment used for research and development, obtain sufficient additional funds to finance our operations, and conduct clinical trials, any of which could materially and adversely affect our business.

Management continues to monitor the situation and enacted significant measures to protect the Group’s supply chain, employees, and the execution of clinical trials. To date, the pandemic has resulted in a slowdown in activities related to the Group’s laboratory operations and at some of its suppliers. The ongoing spread of COVID-19 may also negatively impact the Group’s ability to conduct clinical trials, including potential delays and restrictions on the Group’s ability to recruit and retain patients, and the availability of principal investigators and healthcare employees. COVID-19 could also affect the operations of contract research organizations, which may also result in delays or disruptions in the supply of product candidates. Immatics continues to expand its clinical programs with additional clinical trial sites opening in the U.S. and in Europe. Given the ongoing vaccination program both in the U.S. and in Europe we currently do not expect significant negative impacts on the Group’s activities in the future.

Data Update on Dose Escalation from Ongoing ACTengine® Cell Therapy Programs

On March 17, 2021, we announced clinical data update from the dose escalation cohorts of our ongoing Phase 1 trials of the engineered Adoptive Cell Therapy approach (also known as TCR-T). The treatment of patients with ACTengine® product candidates IMA201, IMA202 and IMA203 at initial dose levels below one billion transduced cells, intended to establish safety and first biological activity, showed first anti-tumor activity with 9 out of 10 evaluable patients showing disease control as well as tumor shrinkage observed in 8 out of 10 patients including one partial response. Clinical observations were consistent with observed robust engraftment, persistence and tumor infiltration of infused ACTengine® T cells. Overall, all product candidates demonstrated a manageable tolerability profile.

Components of Operating Results

Revenue from Collaboration Agreements

To date, we have not generated any revenue from the sale of pharmaceutical products. Our revenue has been solely derived from our collaboration agreements with Amgen, Genmab, BMS and GSK.

Our revenue from collaboration agreements consists of upfront payments as well as reimbursement of research and development expenses. Upfront payments are initially recorded on our statement of financial position as deferred revenue and are subsequently recognized as revenue on a cost-to-cost measurement basis, in accordance with our accounting policy as described further under “—Critical Accounting Policies and Significant Judgments and Estimates.”

As part of the collaboration arrangements, we grant exclusive licensing rights for the development and commercialization of future product candidates, developed for specified targets defined in the respective collaboration agreement. We carry out our research activities using our proprietary technology and know-how, participate in joint steering committees, and prepare data packages. In each of our collaboration agreements, these commitments represent one combined performance obligation, because the research activities are mutually dependent and the collaborator is unable to derive significant benefit from our access to these targets without our research activities, which are highly specialized and cannot be performed by other organizations.

The collaboration agreements resulted in €186.6 million of upfront cash payments, intended to fund the research and development activities under each contract. As part of the agreements, we contribute our XPRESIDENT and other technologies, as well as commit to participating in joint research activities. In addition, we agree to license certain target rights and the potential product candidates developed under the collaboration.

Under each of our collaboration agreements, we are entitled to receive payments for certain development and commercial milestone events, in addition to royalty payments upon successful commercialization of a product. The uncertainty of achieving these milestones significantly impacts on our ability to generate revenue.

Our ability to generate revenue from sales of pharmaceutical products and to become profitable depends on the successful commercialization of product candidates by us or by our collaboration partners. In the foreseeable future, we do not expect revenue from product sales. To the extent that existing or potential future collaborations generate revenue, our revenue may vary due to many uncertainties in the development of our product candidates and other factors.

Research and Development Expenses

Research and development expenses consist primarily of personnel-related costs (including share-based compensation) for the various research and development departments, intellectual property (“IP”) expenses, facility-related costs and amortization as well as direct expenses for clinical and preclinical programs.

Our core business is focused on the following initiatives with the goal of providing novel immuno-oncology therapies to cancer patients:

•	advancing the proprietary pipeline of product candidates focusing on ACTengine and TCR Bispecifics;

•	enhancing ACT manufacturing capabilities;

•	Disrupting the tumor microenvironment through combination therapies, next-generation technologies and novel target classes;

•	developing novel personalized multi-TCR-T therapeutic options;

•	maintaining and enhance the competitive edge of our target and TCR technology platforms;

•	leveraging existing collaborations with Amgen, Genmab, BMS and GSK; and

•	expanding our intellectual property portfolio.

Research expenses are defined as costs incurred for current or planned investigations undertaken with the prospect of gaining new scientific or technical knowledge and understanding. All research and development costs are expensed as incurred due to scientific uncertainty.

We expect our research and development expenses to increase substantially in the future as we advance existing and future proprietary product candidates into and through clinical studies and pursue regulatory approval. The process of conducting the necessary clinical studies to obtain regulatory approval is costly and time-consuming. We are increasing our headcount to support our continued research activities and development of our product candidates. Clinical studies generally become larger and more costly to conduct as they advance into later stages and, in the future, we will be required to make estimates for expense accruals related to clinical study expenses. At this time, we cannot reasonably estimate or know the nature, timing and estimated costs of the efforts that will be necessary to complete the development of any product candidates that we develop from our programs. Our research and development programs are at an early stage. We must demonstrate our products’ safety and efficacy in humans through extensive clinical testing. We may experience numerous unforeseen events during, or as a result of, the testing process that could delay or prevent commercialization of our products, including but not limited to the following:

•	after reviewing trial results, we or our collaborators may abandon projects previously believed to be promising;

•	we, our collaborators, or regulators may suspend or terminate clinical trials if the participating subjects or patients are being exposed to unacceptable health risks;

•	our potential products may not achieve the desired effects or may include undesirable side effects or other characteristics that preclude regulatory approval or limit their commercial use if approved;

•	manufacturers may not meet the necessary standards for the production of the product candidates or may not be able to supply the product candidates in a sufficient quantity;

•	regulatory authorities may find that our clinical trial design or conduct does not meet the applicable approval requirements; and

•	safety and efficacy results in various human clinical trials reported in scientific and medical literature may not be indicative of results we obtain in our clinical trials.

Clinical testing is very expensive, can take many years, and the outcome is uncertain. It could take several years before we learn the results from any clinical trial using ACT or TCR Bispecifics. The data collected from our clinical trials may not be sufficient to support approval by the FDA, the EMA or comparable regulatory authorities of our ACT- or TCR Bispecifics-based product candidates for the treatment of solid tumors. The clinical trials for our products under development may not be completed on schedule and the FDA, EMA or regulatory authorities in other countries may not ultimately approve any of our product candidates for commercial sale. If we fail to adequately demonstrate the safety and effectiveness of any product candidate under development, we may not receive regulatory approval for those product candidates, which would prevent us from generating revenues or achieving profitability.

General and Administrative Expenses

General and administrative expenses consist primarily of personnel-related costs (including share-based compensation) for finance, legal, human resources, business development and other administrative and operational functions, professional fees, accounting and legal services, information technology and facility-related costs. These costs relate to the operation of the business, unrelated to the research and development function or any individual program.

Due to our planned substantial increase in research and development expenses, as explained above, we also expect that our general and administrative expenses will increase significantly. We expect to incur increased accounting, audit, legal, regulatory, compliance, director and officer insurance costs as well as investor and public relations expenses associated with being a public company. Additionally, if and when a regulatory approval of a product candidate appears likely, we anticipate an increase in payroll and expenses as a result of our preparation for commercial operations.

Other Income

We receive income through government grants for specific research and development projects. We recognize grant income as we perform research and development activities, specified by the grant agreements.

Other components of other income have historically been immaterial.

Financial Result

Financial result consists of both financial income and financial expense. Financial income results primarily from interest income on cash and foreign exchange gains. Our financial expense consists of interest expense related to lease liabilities and foreign exchange.

Results of Operations

Comparison of the Three Months Ended March 31, 2021 and March 31, 2020

The following table summarizes our consolidated statements of operations for each period presented:

	Three months ended March 31,
	2021	2020
	(euros in thousands, except share and per share data)
Revenue from collaboration agreements	€7,403	€7,040
Research and development expenses	(23,049)	(12,246)
General and administrative expenses	(8,431)	(6,188)
Other income	239	113
Operating result	(23,838)	(11,281)
Financial income	3,464	2,730
Financial expenses	(1,224)	(29)
Financial result	(2,240)	(2,701)
Loss before taxes	(21,598)	(8,580)
Taxes on income	—	—
Net loss	(21,598)	(8,580)
Net loss per share – basic and diluted	(0.34)	(0.25)
Weighted average shares outstanding – basic and diluted	62,908,791	33,093,838

Revenue from Collaboration Agreements

The following table summarizes our collaboration revenue for the periods indicated:

	Three months ended March 31,
	2021	2020
(Euros in thousands)
Revenue from collaboration agreements:
Amgen	€257	€2,150
Genmab	2,236	2,015
BMS	3,293	2,422
GSK	1,617	453
Total revenue from collaboration agreements	€ 7,403	€ 7,040

Our Revenue from collaboration agreements increased from €7.0 million for the three months ended March 31, 2020 to €7.4 million for the three months ended March 31, 2021. The increase resulted from the collaboration agreement with GSK consummated in December 2019 and was therefore in the ramp-up phase, which resulted in additional revenue of €1.2 million, as well as an increase in revenue of €0.8 million from the collaboration with BMS, as compared to the three months ended March 31, 2020.

The increase in revenue is partly offset by the revenue recognized under the Amgen agreement. As we recognize revenue for collaboration agreements on a cost-to-cost model based on research activities, we recognized €1.9 million less revenue under the Amgen agreement compared to the three months ended March 31, 2020. This decrease is due to the fact that the currently ongoing working packages within the Amgen collaboration are performed directly by Amgen and we therefore did not incur significant cost under the agreement for the three months ended March 31, 2021. We believe that the decline in revenue under the Amgen agreement is temporary because the total revenue from the collaboration is fixed and recognized as research activities are performed.

We did not achieve any milestones or receive any royalty payments in connection with our collaboration agreements during the presented periods.

Research and Development Expenses

The following table summarizes our research and development expenses for the periods indicated:

	Three months ended March 31,
	2021	2020
(Euros in thousands)
External research and development expenses	€12,787	€7,421
Personnel related (excluding stock-based compensation)	5,364	4,384
Share-based compensation expense	4,898	441
Total research and development expenses	€23,049	€12,246

Our research and development expenses increased from €12.2 million for the three months ended March 31, 2020 to €23.0 million for the three months ended March 31, 2021. External research and development expenses increased from €7.4 million for the three months ended March 31, 2020 to €12.8 million for the three months ended March 31, 2021. The increase resulted from higher preclinical and clinical work performed, resulting in an increase in ACT expenses, mainly due to the ramp-up of additional clinical trial sites in the United States and in Europe. Furthermore, the direct research and development cost for TCR Bispecifics increased due to the start of process development and optimization for GMP manufacturing of our TCER lead candidate, IMA401, in 2020. Expenses related to collaboration agreements increased primarily due to the start of the new collaboration with GSK signed in 2019 that was in the start-up phase during the three months ended March 31, 2020 and was ramped up during 2020.

Personnel related research and development expenses, excluding share-based compensation, increased from €4.4 million for the three months ended March 31, 2020 to €5.4 million for the three months ended March 31, 2021. The increase mainly resulted from increased research and development headcount.

Share-based compensation expenses increased from €0.4 million for the three months ended March 31, 2020 to €4.9 million for the three months ended March 31, 2021. The increase resulted from the modification of previous awards as part of the ARYA merger and share-based awards issued under the 2020 Equity Plan.

General and Administrative Expenses

The following table summarizes our general and administrative expenses for the periods indicated:

	Three months ended March 31,
	2021	2020
(Euros in thousands)
Share-based compensation expense	€3,406	€287
Personnel related (excluding stock-based compensation)	2,042	1,553
Professional and consulting fees	1,508	3,188
Other external general and administrative expenses	1,475	1,168
Total general and administrative expenses	€8,431	€6,196

General and administrative expenses increased from €6.2 million for the three months ended March 31, 2020 to €8.4 million for the three months ended March 31, 2021.

Share-based compensation expenses increased from €0.3 million for the three months ended March 31, 2020 to €3.4 million for the three months ended March 31, 2021. The increase resulted from the modification of previous awards as part of the ARYA merger and share-based awards issued under the 2020 Equity Plan.

Personnel related general and administrative expenses, excluding share-based compensation, increased from €1.6 million for the three months ended March 31, 2020 to €2.0 million for the three months ended March 31, 2021. The increase mainly resulted from an increased headcount in our finance, human resources and communications functions.

Professional and consulting fees decreased from €3.2 million for the three months ended March 31, 2020 to €1.5 million for the three months ended March 31, 2021. The decrease in professional and consulting fees resulted mainly from a decrease in accounting, audit and legal fees. The decrease was due to the one-time expenses associated with the ARYA Merger and PIPE Financing in 2020.

Other external expenses marginally increased from €1.2 million for the three months ended March 31, 2020 to €1.5 million for the three months ended March 31, 2021. The increase in other expenses mainly resulted from increased insurance payments, depreciation, and expenses for office equipment.

Other Income

Other income increased from €0.1 million for the three months ended March 31, 2020 to €0.2 million for the three months ended March 31, 2021.

Financial Result

Financial income increased from €2.7 million for the three months ended March 31, 2020 to €3.5 million for the three months ended March 31, 2021. The increase mainly resulted from interest and income from financial instruments.

Financial expenses increased from €0.03 million for the three months ended March 31, 2021 to €1.2 million for the three months ended March 31, 2021. The increase mainly resulted from negative development of USD-EUR forward contracts.

Liquidity and Capital Resources

Sources of Liquidity

We have funded our operations primarily from private placements of our ordinary shares, proceeds from collaborators, and the net proceeds generated from the ARYA Merger and PIPE Financing that closed on July 1, 2020.

Cash and cash equivalents decreased from €207.5 million as of December 31, 2020 to €195.3 as of March 31, 2021. Cash and cash equivalents are invested in accordance with our investment policy with an emphasis on liquidity and capital preservation, and consist primarily of cash in banks and money market accounts. Additionally, we invest funds in short-term deposits with an original maturity between three and nine months.

Cash Flows

The following table summarizes our cash flows for each period presented:

	Three months ended March 31,
	2021	2020
(Euros in thousands)
Net cash provided by / (used in):
Operating activities	€(16,657)	€(11,450)
Investing activities	2,559	(19,223)
Financing activities	(482)	(611)
Total cash flow	€(14,580)	€(31,284)

Operating Activities

We primarily derive cash from our collaboration agreements. Our cash used in operating activities is significantly influenced by our use of cash for operating expenses and working capital to support the business.

We experienced a net cash outflow for the three months ended March 31, 2021 and 2020, primarily effected by an increase of net loss and working capital changes.

Our net cash outflow from operating activities for the three months ended March 31, 2021 was €16.7 million. This comprised of a net loss of €21.6 million; an increase in working capital of €4.8 million; and a partial offset of €9.7 million by non-cash charges, mainly from the equity settled shared-based compensation expenses for employees of €8.3 million. The decrease in working capital mainly resulted from a decrease in accounts payable and other liabilities of €6.6 million, and an increase in both accounts receivables and other current assets and prepayments of €0.7 million and €1.2 million, respectively.

For the three months ended March 31, 2020, our net cash outflow from operating activities was €11.5 million. This resulted from a €3.2 million decrease in working capital, a net loss of €8.6 million, and a partial offset of €0.3 million from non-cash charges. This decrease in working capital mainly resulted from a decrease in accounts payable and other liabilities of €3.3 million, a decrease in other assets of €0.4 million, and an increase in accounts receivable of €0.6 million.

Investing Activities

Our net inflow of cash from investing activities for the three months ended March 31, 2021 was €2.6 million. This consisted of €3.1 million net proceeds from investments that are classified as other financial assets and held with financial institutions to finance the company and €0.6 million payment for new equipment.

Net cash used in investing activities for the three months ended March 31, 2020 was €19.2 million. This consisted of a €2.4 million payment for new equipment; our new laboratory space, computers, office, and other laboratory equipment; as well as €16.8 million of net cash paid for investments that are classified as other financial assets and held with financial institutions to finance the company.

The increase in investing activities, other than cash flows from investments in financial assets, reflects the increase in our research and development activities. We intend to use the additional lab space and acquired equipment to expand our research and development efforts, especially with regard to our clinical pipeline candidates in ACTengine as well as our preclinical pipeline candidates in TCER Bispecifics.

Financing Activities

During the three months ended March 31, 2021, net cash used from financing activities amounted to €0.5 million. This was mainly driven by the principal portion of payments in connection with lease contracts in the amount of €0.5 million.

During the three months ended March 31, 2020, net cash used in financing activities was €0.6 million, resulting from the payment of the principal portion of lease liabilities.

Operation and Funding Requirements

Historically, we have incurred significant losses due to our substantial research and development expenses. We have an accumulated deficit of €484.7 million as of March 31, 2021. We expect our expenses to increase in connection with our ongoing activities, particularly as we continue the research and development of, continue or commence clinical trials of, and seek regulatory approval for, our product candidates. We believe that we have sufficient financial resources available to fund our projected operating requirements for at least the next twelve months. Because the outcome of our current and planned clinical trials is highly uncertain, we cannot reasonably estimate the actual amounts necessary to successfully complete the development and commercialization of our product candidates. For example, our costs will increase if we experience any delays in our current and planned clinical trials. Our future funding requirements will depend on many factors, including, but not limited to:

•

progress, timing, scope and costs of our clinical trials, including the ability to timely initiate clinical sites, enroll subjects and manufacture ACT and TCR Bispecific product candidates for our ongoing, planned and potential future clinical trials;

•	time and cost to conduct IND- or CTA-enabling studies for our preclinical programs;

•	time and costs required to perform research and development to identify and characterize new product candidates from our research programs;

•	time and cost necessary to obtain regulatory authorizations and approvals that may be required by regulatory authorities to execute clinical trials or commercialize our products;

•	our ability to successfully commercialize our product candidates, if approved;

•	our ability to have clinical and commercial products successfully manufactured consistent with FDA, the EMA and comparable regulatory authorities’ regulations;

•

amount of sales and other revenues from product candidates that we may commercialize, if any, including the selling prices for such potential products and the availability of adequate third-party coverage and reimbursement for patients;

•	sales and marketing costs associated with commercializing our products, if approved, including the cost and timing of building our marketing and sales capabilities;

•	cost of building, staffing and validating our manufacturing processes, which may include capital expenditure;

•	terms and timing of our current and any potential future collaborations, licensing or other arrangements that we have established or may establish;

•	cash requirements of any future acquisitions or the development of other product candidates;

•	costs of operating as a public company;

•	time and cost necessary to respond to technological, regulatory, political and market developments;

•	costs of filing, prosecuting, defending and enforcing any patent claims and other intellectual property rights; and

•	costs associated with any potential business or product acquisitions, strategic collaborations, licensing agreements or other arrangements that we may establish.

Identifying potential product candidates and conducting preclinical studies and clinical trials is a time-consuming, expensive and uncertain process that takes many years to complete, and we may never generate the necessary data or results required to obtain regulatory approval and commercialize our product candidates. In addition, our product candidates, if approved, may not achieve commercial success. Our commercial revenues, if any, will be derived from sales of products that we do not expect to be commercially available for many years, if at all. Accordingly, we will need to continue to rely on additional financing to achieve our business objectives. Adequate additional financing may not be available to us on acceptable terms, or at all.

Unless and until we can generate sufficient revenue to finance our cash requirements, which may never happen, we may seek additional capital through a variety of means, including through public and private equity offerings and debt financings, credit and loan facilities and additional collaborations. If we raise additional capital through the sale of equity or convertible debt securities, our existing shareholders’ ownership interest will be diluted, and the terms of such equity or convertible debt securities may include liquidation or other preferences that are senior to or otherwise adversely affect the rights of our existing shareholders. If we raise additional capital through the sale of debt securities or through entering into credit or loan facilities, we may be restricted in our ability to take certain actions, such as incurring additional debt, making capital expenditures, acquiring or licensing intellectual property rights, declaring dividends or encumbering our assets to secure future indebtedness. Such restrictions could adversely impact our ability to conduct our operations and execute our business plan. If we raise additional capital through collaborations with third parties, we may be required to relinquish valuable rights to our intellectual property or product candidates or we may be required to grant licenses for our intellectual property or product candidates on unfavorable terms. If we are unable to raise additional capital when needed, we may be required to delay, limit, reduce or terminate our product development efforts or we may be required to grant rights to third parties to develop and market our product candidates that we would otherwise prefer to develop and market ourselves. For more information as to the risks associated with our future funding needs, see “Risk Factors—Risks Related to Our Financial Position” in our annual report filed on form 20-F with the Securities and Exchange Commission on March 30, 2021.

Off-Balance Sheet Arrangements

During the periods presented, we did not have any off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources.

Contractual Obligations and Commitments

The following table summarizes our contractual obligations as of December 31, 2020 and the effects that such obligations are expected to have on our liquidity and cash flows in future periods:

	Payments due by period
	Less than 1 year	1 – 3 years	3 – 5 years	More than 5 years	Total
	(euros in thousands)
Lease liabilities(1)	€2,103	3,453	1,157	150	€6,863
Other lease obligations(2)	97	185	185	46	513
In-license agreements(3)	249	—	—	—	249
Contract research organization agreements(4)	1,704	220	—	—	1,924
Total contractual obligations	€4,153	3,858	1,342	196	€9,549

(1)

Represents our future minimum commitments under non-cancelable lease liabilities reflected on the balance sheet in our audited consolidated financial statements. During the first three months of 2021, we signed further lease agreements leading to additional lease commitments which are not reflected in the above table. The future lease payments for these lease contracts are approximately €0.1 million for the remainder of year 2021, €0.4 million within one to five years and € 0.1 million fiscal years after 2025.

(2)

Represents our future minimum commitments under non-cancelable leasing arrangements, which are not capitalized under IFRS 16. These arrangements include short-term, low-value leases, as well as further lease agreements which are not reflected on our balance sheet.

(3)	Represents obligations of non-cancelable terms of license agreements.
(4)	Represents obligations from contract research organization agreements.

We have lease agreements for land and buildings in our locations in Tübingen and Munich, Germany, and Houston, Texas, which will expire between 2021 and 2027, respectively. In addition, we have various leases for equipment and cars, which will expire in 2022. The amounts in the table above represent our fixed contractual lease obligations and do not include the optional extensions.

As of December 31, 2020, we are potentially liable to pay €1.6 million ($2 million) to a third-party upon successful completing the milestone of the first clinical lead selection in connection with Immatics’ collaboration agreements. We do not recognize a liability for these contingent payments due to the scientific uncertainty of achieving the related milestones. As of March 31, 2021, there has been no changes to the potential liability under these agreements or recognition of these contingent milestone payments.

In addition to the above obligations, we enter into a variety of agreements and financial commitments in the normal course of business. The terms generally provide us with the option to cancel, reschedule, and adjust our requirements based on our business needs prior to the delivery of goods or performance of services.

Critical Accounting Policies and Significant Judgments and Estimates

Our unaudited interim condensed consolidated financial statements for the three month period ended March 31, 2021 and 2020, respectively, have been prepared in accordance with International Accounting Standard 34 (Interim Financial Reporting), as issued by the International Accounting Standards Board.

The preparation of the consolidated financial statements in accordance with IFRS requires the use of estimates and assumptions, that affect the value of assets and liabilities, as well as contingent assets and liabilities, as reported on the balance sheet date, and revenues and expenses arising during the fiscal year.

The main areas in which assumptions, estimates, and exercising of discretion are appropriate, relate to revenue recognition, research and development expenses, share-based compensations, and income taxes. Our estimates are based on historical experience and other assumptions that are considered appropriate in the circumstances, and parameters available when the consolidated financial statements were prepared. Existing circumstances and assumptions about future developments, however, may change due to market changes or circumstances arising that are beyond our control. Hence, our estimates may vary from the actual values.

We believe that the following accounting policies are critical to the process of making significant judgments and estimates in the preparation of our consolidated financial statements.

Revenue Recognition for Collaboration Agreements

We recognize revenue through collaboration and license agreements and reimbursement for research and development costs.

Under our collaboration and license agreements, we may receive upfront licensing payments, milestone payments and reimbursement of research and development expenses. Such collaboration agreements also include licenses of certain of our intellectual property to the respective collaborators. As these agreements comprise several commitments, it must be assessed whether these commitments are capable of being distinct within the context of the contract. For each of our four collaboration agreements, we determined that the commitments included in each agreement represented single combined performance obligations, with a single measure of progress. The performance obligation is accounted for as a performance obligation satisfied over time on a cost-to-cost basis, as our customer simultaneously receives and consumes the benefit from our performance. Upfront licensing payments and reimbursement for development expenses are initially deferred on our statement of financial position and subsequently recognized as revenue over time as costs are incurred.

Milestone payments are generally included in the transaction price at the amount stipulated in the respective agreement and recognized to the extent that it is highly probable that a significant reversal in the amount of cumulative revenue recognized will not occur. To date, no milestone payment has been included in the transaction price and recognized into revenue.

We provide development and manufacturing services to our customers and recognize revenue over time using an input-based method to measure progress toward complete satisfaction of the service, because the customer simultaneously receives and consumes the benefits provided. Forecast values are used for the calculation of expected future revenue for the remaining term of the contract. These costs estimated as part of the budgeting process must be reviewed and approved before the we can use them for recognition purposes. Significant management judgment is required to determine the level of effort required under an arrangement, and the period over which we expect to complete our performance obligations under the arrangement which includes total internal personnel costs and external costs to be incurred. Changes in these estimates can have a material effect on revenue recognized.

Share-Based Compensation

Immatics GmbH had share-based compensation plans, which issue SARs and tandem awards (consisting of either a SAR or a stock option) to employees. The SARs and tandem awards were converted as part of the ARYA Merger. The conversion is accounted for as a modification in accordance with IFRS 2. As part of the ARYA merger, we also introduced a new share-based compensation plan that includes PSUs and service options.

The costs of equity-settled transactions are determined by the fair value at grant date, using an appropriate valuation model. Share-based expenses for the respective vesting periods, are recognized in research and development expenses and general and administrative expenses, reflecting a corresponding increase in equity.

Income Taxes

Uncertainties exist with respect to the interpretation of complex tax regulations, changes in tax laws, and the amount and timing of future taxable income. Given the wide range and complexity of existing contractual agreements, differences arising between the actual results and the assumptions made, or future changes to such assumptions, could necessitate future adjustments to tax income and expense already recorded. Deferred tax assets are recognized for unused tax losses to the extent that it is probable that taxable profit will be available which can be utilized against the losses. Significant management judgement is required to determine the amount of deferred tax assets that can be recognized, based upon the likely timing and the level of future taxable profits together with future tax planning strategies. Due to our history of loss-making over the last several years as well as our plans for the foreseeable future, we have not recognized any deferred tax assets on tax losses carried forward. Changes in the estimation of our potential to use of tax losses carried forward can have a material effect on our net income.

Recently Issued and Adopted Accounting Pronouncement

For information on the standards applied for the first time as of January 1, 2021 and 2020 please refer to our consolidated financial statements as of December 31, 2020.

Quantitative and Qualitative Disclosures about Market Risk

Our principal financial instruments comprise cash, cash equivalents and short-term deposits. The main purpose of these financial instruments is to invest the proceeds of capital contributions and upfront payments from collaboration agreements. We have various other financial instruments such as other receivables and trade accounts payable, which arise directly from its operations.

The main risks arising from our financial instruments are market risk and liquidity risk. The Management Board reviews and agrees on policies for managing these risks as summarized below. We also monitor the market price risk arising from all financial instruments.

Interest rate risk

Our exposure to changes in interest rates relates to investments in deposits and to changes in the interest for overnight deposits. Changes in the general level of interest rates may lead to an increase or decrease in the fair value of these investments.

Regarding the liabilities shown in the statement of financial position, we are currently not subject to interest rate risks. We are subject to a limited risk resulting from negative interest rates on financial instruments, especially on cash and cash equivalents and Other financial assets.

Credit risk

Financial instruments that potentially subject us to concentrations of credit and liquidity risk consist primarily of cash, cash equivalents, deposits and accounts receivable. Our cash, cash equivalents and deposits are denominated in Euros and U.S. Dollars. Cash, cash equivalents and deposits securities are maintained with two high-quality financial institutions in Germany and one in the United States.

We continually monitor our positions with, and the credit quality of, the financial institutions and corporation, which are counterparts to our financial instruments. The maximum default risk corresponds to the carrying amount of cash and cash equivalents as well as Other financial assets.

We monitor the risk of a liquidity shortage. The main factors considered here are the maturities of financial assets as well as expected cash flows from equity measures.

Currency risk

Currency risk shows the risk that the value of a financial instrument will fluctuate due to changes in foreign exchange rates. In particular it poses a threat if the value of the currency in which liabilities are priced appreciates relative to the currency of the assets. Our business transactions are generally conducted in Euros and U.S. Dollars. We regularly analyze currency risks and aim to match U.S. Dollar cash inflows with U.S. Dollar cash outflows wherever possible.

Our cash and cash equivalents were €195.3 million and €207.5 million as of March 31, 2021 and December 31, 2020, respectively. As of March 31, 2021 approximately 71% of our cash and cash equivalents were held in Germany, of which approximately 62% were denominated in Euros and 38% were denominated in U.S. Dollars. The remainder of our cash and cash equivalents are held in the United States and denominated in U.S. Dollars. Additionally, we have short-term deposits classified as Other financial assets denominated in U.S Dollars in the amount of €21.3 million as of March 31, 2021.

Liquidity risk

We continuously monitor our risk to a shortage of funds. Our objective is to maintain a balance between continuity of funding and flexibility through the use of capital raises.

Internal Control over Financial Reporting

A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of our financial statements will not be prevented or detected on a timely basis. In connection with the audit of our consolidated financial statements for the year ended December 31, 2020, our disclosure controls and procedures were not effective due to the material weaknesses in our internal control over financial reporting primarily related to (i) clearly defined control processes, roles and segregation of duties within our business processes to ensure appropriate financial reporting, and (ii) the design and operating effectiveness of IT general controls for information systems that are significant to the preparation of our consolidated financial statements.

We have developed a remediation plan designed to address these material weaknesses and other existing deficiencies. We have re-designed the key processes and included significant measures to ensure an effective internal control over financial reporting. We are currently implementing these processes to ensure operating effectiveness. In doing so, we rely on the assistance of external advisors with expertise in these matters. Additionally, we have and continue to train our accounting and finance staff and hired financial reporting personnel, to develop and implement appropriate internal controls and reporting procedures.

OTHER INFORMATION

Legal Proceedings

From time to time, we may be involved in various claims and legal proceedings relating to claims arising out of our operations. We are not currently a party to any legal proceedings that, in the opinion of our management, are likely to have a material adverse effect on our business. Regardless of outcome, litigation can have an adverse impact on us because of defense and settlement costs, diversion of management resources and other factors.

Risk Factors

There have been no material changes from the risk factors described in the section titled “Risk Factors” in our annual report on Form 20-F, filed with the Securities and Exchange Commission on March 30, 2021.